UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT No. 2)
______________________
XPEL, INC.
(Name of Issuer)

Common Stock, par value of $0.001 per share
(Title of Class of Securities)

98379L100
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)
______________________
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

              ☐ Rule 13d-1(b)
              ☐ Rule 13d-1(c)
             ☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 98379L100

1.	NAME OF REPORTING PERSON: Mark E. Adams I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,707,396
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,707,396
	8.	SHARES DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,707,396
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 9.80%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1.	(a) Name of Issuer: XPEL, Inc. (b) Address of Issuer’s Principal Executive Offices: 618 W. Sunset Road San Antonio, Texas 78216
Item 2.	(a) Name of Person Filing: Mark E. Adams (b) Address of principal business office or, if none, residence: c/o XPEL, Inc. 618 W. Sunset Road San Antonio, Texas 78216 (c) Citizenship: United States
Page 2 of 4 pages

(d) Title of Class of Securities: Common Stock, $0.001 par value per share (e) CUSIP Number: 9879L100
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable
Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)    Amount beneficially owned: 2,707,396
(b)    Percent of class:
      9.80%
(c)    Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
         2,707,396
(ii) Shared power to vote or to direct the vote
         0
(iii) Sole power to dispose or to direct the disposition of
         2,707,396
(iv) Shared power to dispose or to direct the disposition of
         0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable
Item 8.	Identification and Classification of Members of the Group. Not Applicable
Item 9.	Notice of Dissolution of Group. Not Applicable
Item 10.	Certifications. Not Applicable

Page 3 of 4 pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2022
Date
/s/ Mark E. Adams
Mark E. Adams

Page 4 of 4 pages